Withdrawal of Registration Statement

New School Properties, Inc.
Registration Statement on Form S-11
Registration Number 333-173649

Pursuant to Rule 477 promulgated under the Securities Act of 1933, New School Properties, Inc. hereby applies for the immediate withdrawal of the above-referenced Registration Statement, which was originally filed with the Securities and Exchange Commission on April 21, 2011, and amended on June 30, 2011, August 8, 2011, September 16, 2011, November 14, 2011, December 21, 2011, April 11, 2012 and August 30, 2012, together with all exhibits thereto.
The Company has determined not to proceed with the offering at this time and requests that the Commission consent to this application.  The Company confirms that it has not sold any securities pursuant to the Registration Statement.  The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement.
Please do not hesitate to call the undersigned at 972-453-1650 with any questions you may have regarding this matter.

/s/  Thomas N. Herbelin, CEO